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                          January 26, 2021

       Kyle Detwiler
       Chief Executive Officer
       Clever Leaves Holdings Inc.
       489 Fifth Avenue, 27th Floor
       New York, New York 10017

                                                        Re: Clever Leaves
Holdings Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed January 20,
2021
                                                            File No. 333-252241

       Dear Mr. Detwiler:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Alan
Campbell at 202-551-4224 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Sebastian L. Fain, Esq.